File No. 812-14337

As filed with the Securities and Exchange Commission on December 30, 2014

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE

“1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c)

AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT

AND RULE 17d-1 THEREUNDER

AMG PANTHEON PRIVATE EQUITY FUND, LLC

AMG PANTHEON PRIVATE EQUITY MASTER FUND, LLC

PANTHEON VENTURES (US) LP

AMG DISTRIBUTORS, INC.

Please direct all communications regarding this Application to:

Leslie Osborn

AMG Funds LLC

800 Connecticut Avenue

Norwalk, Connecticut 06854

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

This Application (including Exhibits) contains 39 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of: AMG PANTHEON PRIVATE EQUITY FUND, LLC AMG PANTHEON PRIVATE EQUITY MASTER FUND, LLC PANTHEON VENTURES (US) LP AMG DISTRIBUTORS, INC. Investment Company Act of 1940 File No. 812-14337	AMENDMENT NO. 1 AND RESTATEMENT OF APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FOR AN ORDER GRANTING EXEMPTIONS FROM SECTIONS 18(c) AND 18(i) OF THE 1940 ACT AND PURSUANT TO SECTION 17(d) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.	THE PROPOSAL

AMG Pantheon Private Equity Fund, LLC (the “Feeder Fund”), AMG Pantheon Private Equity Master Fund, LLC (the “Master Fund,” together with the Feeder Fund, the “Funds”), Pantheon Ventures (US) LP (the “Adviser”) and AMG Distributors, Inc. (the “Placement Agent”) (together with the Feeder Fund, the Master Fund and the Adviser, the “Applicants”) hereby amend and restate their application to the Securities and Exchange Commission (the “Commission”) for an order (i) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and (ii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit the Feeder Fund to offer investors multiple classes of units of beneficial interest (“Units”)1 with varying sales loads and asset-based distribution and/or service fees, as described more fully in

[1]

As used in this Application, “Units” includes any other equivalent designation of a proportionate ownership interest of the Feeder Fund (or any other registered closed-end management investment company relying on the requested order).

this application (as amended and restated, the “Application”). The Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its units, existing now or in the future, for which the Adviser or the Placement Agent or any entity controlling, controlled by, or under common control with the Adviser or the Placement Agent acts as investment adviser or principal underwriter, and which provides periodic liquidity with respect to its Units through tender offers conducted in compliance with Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), or through repurchases made pursuant to exemptive or no-action relief from Rule 13e-4.2 The Feeder Fund and any other investment company relying on this relief will do so in a manner consistent with the terms and conditions of this Application. The Applicants represent that any person presently intending to rely on the order requested in this Application is listed as an Applicant.

The Feeder Fund is a Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified management investment company. The Feeder Fund’s investment objective is to seek long-term capital appreciation. The Feeder Fund intends to invest substantially all of its assets in the Master Fund, a Delaware limited liability company that is registered under the 1940 Act as a closed-end, non-diversified management investment company in reliance on Section 12(d)(1)(E) of the 1940 Act. The Master Fund will not issue multiple classes of its units and is an Applicant because of the master-feeder structure. Through its investment in the Master Fund, the Feeder Fund operates as a “fund of funds” that provides a means for investors to participate in investments in various Investment Funds (as defined below). The Master Fund expects to pursue its investment objective by investing primarily in private

[2]	The terms “control,” “investment adviser,” and “principal underwriter” are used as defined in Sections 2(a)(9), 2(a)(20), and 2(a)(29) of the 1940 Act, respectively.

equity investments, including primary and secondary (“secondaries”) investments in private equity, infrastructure, and other private asset funds (“Investment Funds”) and co-investments in portfolio companies, although the allocation among those types of investments may vary from time to time. In addition, under normal circumstances (and following an initial investment period that may last up to 18 months), at least 80% of the Master Fund’s net assets (plus any borrowings made for investment purposes) will be allocated to any of (i) private equity investments of any type, including primary and secondary investments in Investment Funds, and co-investment opportunities directly or indirectly in operating companies presented by one or more Investment Funds, and (ii) securities of U.S. and non-U.S. entities (including exchange-traded funds and offshore funds), including those in emerging markets, listed on a national securities exchange, or foreign equivalent, that have a majority of their assets directly or indirectly invested in or exposed to private companies or have as their stated intention to have a majority of their assets invested in or exposed to private companies. During the initial period of investment operations, the Adviser anticipates investing the private equity portion of its portfolio primarily in co-investments and/or secondaries of Investment Funds. In managing the Master Fund, the Adviser will seek to invest across a broad spectrum of Investment Funds (e.g., buyout, growth capital, special situations, credit, private infrastructure, real estate, real assets, and other private asset funds), determined by a diverse selection of geographies (e.g., North America, Europe, Asia, and emerging markets) and vintage years (i.e., the year in which an Investment Fund begins investing). In addition, to maintain liquidity and to fund Investment Fund capital calls, the Master Fund will invest in exchange-traded funds (“ETFs”) designed to track equity indexes and, to a lesser extent, in cash and short-term securities. In addition, the Master Fund may use derivative instruments, primarily equity options and swaps, for hedging purposes to help protect the value of its ETF investments.

The Units are currently being offered in private placement transactions on a continuous basis at net asset value per unit, as described in the Feeder Fund’s confidential memorandum (the “Confidential Memorandum”). The Feeder Fund, however, reserves the right to conduct a public offering of the Units under the Securities Act of 1933, as amended (the “Securities Act”) in the future, and has filed a registration statement under the Securities Act to register the Units to enable it to conduct such a public offering. The Feeder Fund currently offers a single class of Units designated as “Advisory Class Units” and, if the requested relief is granted, the Feeder Fund may offer continuously two additional classes of units, each having its own expense structure (“Transactional Class Units” and “Institutional Class Units”), in addition to any additional classes of Units that may be offered in the future. The Units are currently only being sold to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

The Units are not offered or traded in a secondary market and are not listed on any securities exchange or quoted on any quotation medium. Because unitholders do not have the right to require the Feeder Fund to redeem Units, the Feeder Fund may from time to time repurchase Units pursuant to written tenders by unitholders in accordance with Rule 13e-4 under the 1934 Act or pursuant to exemptive or no-action relief from Rule 13e-4 (“Repurchases”), in order to provide a limited degree of liquidity to unitholders.3 Repurchases of the Feeder Fund’s Units will be made at such times, in such amounts and on such terms as may be determined by the Feeder Fund’s board of directors (the “Board,” and each member a “Director”) in its sole

[3]	Likewise, the Master Fund’s repurchases are currently conducted pursuant to Rule 13e-4 under the 1934 Act.

discretion. In determining whether the Feeder Fund should repurchase Units, the Board will consider a variety of operational, business and economic factors. The Adviser anticipates that it will recommend to the Board that the Feeder Fund repurchase Units from investors on a quarterly basis, commencing with the first fiscal quarter after two full years of Fund operations, with the Repurchases to occur as of the last day of March, June, September, and December (or, if any such date is not a business day, on the immediately preceding business day). The Feeder Fund generally will not repurchase Units unless the Master Fund simultaneously conducts a repurchase for the Master Fund’s units of beneficial interest.

As with open-end management investment companies that issue multiple classes of units pursuant to Rule 18f-3 under the 1940 Act, the different classes of Units of the Feeder Fund would represent investments in the same portfolio of securities but would be subject to different expenses (such as asset-based distribution and/or service fees). Thus, the net income attributable to, and any dividends payable on, each class of Units will differ from the other classes from time to time. As a result, the net asset value per Unit of the classes may differ over time.

Under the proposal, each class of Units would be offered at net asset value. Transactional Class Units and Institutional Class Units would be offered at net asset value, and Transactional Class Units may (but would not necessarily) be subject to a front-end sales load and an annual asset-based distribution and/or service fee. Advisory Class Units would continue to be offered at net asset value with the asset-based distribution and/or service fees disclosed in the Confidential Memorandum or prospectus, as supplemented or amended from time to time. Each class of Units would comply with the provisions of Rule 12b-1 under the 1940 Act, or any successor thereto or replacement rules, as if that rule applied to closed-end management investment companies, and with the provisions of Rule 2830(d) of the Conduct Rules of the

National Association of Securities Dealers, Inc. (“NASD”), as such rule may be amended, or any successor rule thereto (“NASD Conduct Rule 2830”)4 as if it applied to the Feeder Fund. The structure of the proposed classes of Units is described in detail below under “Statement of Facts – Proposed Class Structure and Characteristics.”

If this Application is granted, Transactional Class Units and Institutional Class Units may or may not be offered. Additional classes of Units may be added in the future.

A number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees for closed-end funds substantially similar to the relief sought by Applicants. See, e.g., Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Inv. Co. Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Inv. Co. Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); and Highland Capital Management, L.P., et al., Inv. Co. Act. Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order).

[4]	Any references to NASD Conduct Rule 2830 include any successor or replacement rule to NASD Conduct Rule 2830 that may be adopted by the Financial Industry Regulatory Authority (“FINRA”).

II.	STATEMENT OF FACTS

A.	The Applicants

Each of the Feeder Fund and the Master Fund is a Delaware limited liability company registered under the 1940 Act as a closed-end, non-diversified management investment company. Each of the Feeder Fund and the Master Fund was organized under the laws of the State of Delaware on May 16, 2014.

The Adviser is a limited partnership organized under the laws of the State of Delaware and is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Affiliated Managers Group, Inc., a publicly-traded company, indirectly owns a majority of the interests of the Adviser. The Adviser serves as the investment adviser to the Feeder Fund and the Master Fund.

The Placement Agent is registered with the Commission as a broker/dealer under the 1934 Act and will act as the principal underwriter of the Feeder Fund. 5 Affiliated Managers Group, Inc. indirectly owns 100% of the shares of the Placement Agent. Thus, the Placement Agent is under common control with the Adviser and is an affiliated person, as defined in Section 2(a)(3) of the 1940 Act, of the Adviser.6

B.	Current Structure and Characteristics

As noted above, Units are currently being offered on a continuous basis pursuant to a registration statement under the 1940 Act at their net asset value per unit and may be purchased on the first business day of any month, or at such other times as the Board may determine. The Units are currently only being sold to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

[5]	If the Units are publicly offered, the Placement Agent will be the Feeder Fund’s distributor.
[6]	Notwithstanding the foregoing, the Adviser operates autonomously from Affiliated Managers Group, Inc. and its affiliates, maintaining investment and operational control, and benefits from access to the resources of a larger international partner.

The Feeder Fund, as a closed-end investment company, does not continuously redeem Units as does an open-end management investment company. Units of the Feeder Fund are not listed on any securities exchange and do not trade on an over-the-counter system. Furthermore, it is not expected that any secondary market will ever develop for the Units. Thus, in order to provide a limited degree of liquidity to unitholders, the Feeder Fund may from time to time repurchase Units at their then current net asset value pursuant to written tenders by unitholders in accordance with Rule 13e-4 under the 1934 Act or pursuant to exemptive or no-action relief from Rule 13e-4. Repurchases will be made at such times, in such amounts and on such terms as may be determined by the Board, in its sole discretion. The Feeder Fund currently offers a single class of Units – Advisory Class Units – that is subject to a distribution and/or service fee charged at the annual rate of 0.25%.7

C.	Proposed Class Structure and Characteristics

The Feeder Fund proposes to engage in a continuous offering of Units in the manner described below. The Feeder Fund proposes to offer multiple classes of Units, such as Advisory Class Units, Transactional Class Units and Institutional Class Units, described below, or any other classes. Additional classes may permit an investor to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase or the length of time the investor expects to hold the Units. In the future, the Feeder Fund’s Board could adopt this or another sales charge structure.

[7]	Units are subject to an early withdrawal fee at a rate of 2% of the aggregate net asset value of the unitholder’s Units repurchased by the Feeder Fund (the “Early Withdrawal Fee”) if the interval between the date of purchase of the Units and the valuation date with respect to the repurchase of those Units is less than one year. The Early Withdrawal Fee charged by the Feeder Fund is not the same as a contingent deferred sales charge (“CDSC”) assessed by an open-end fund pursuant to Rule 6c-10 under the 1940 Act, as CDSCs are distribution-related charges payable to a distributor, whereas the Early Withdrawal Fee is payable to the Feeder Fund to compensate long-term unitholders for the expenses related to shorter term investors, in light of the Feeder Fund’s generally longer-term investment horizons and investment operations. Although the Feeder Fund does not currently intend to impose CDSCs, it would only do so pursuant to Rule 6c-10 under the 1940 Act. CDSCs may be necessary for the Placement Agent to recover distribution costs.

Advisory Class Units would continue to be subject to: (1) minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $10,000, in each case, subject to certain exceptions; (2) an annual asset-based distribution and/or service fee of 0.25%; and (3) an Early Withdrawal Fee, in each case as set forth in the Confidential Memorandum or prospectus, as amended or supplemented from time to time. Advisory Class Units are currently only being sold to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Institutional Class Units would be offered at net asset value, and it is anticipated that they would not be subject to a front-end sales load or an annual asset-based distribution and/or service fee. The Early Withdrawal Fee will equally apply to Institutional Class Units and to all other classes of Units of the Feeder Fund, consistent with Section 18 of the 1940 Act and Rule 18f-3 thereunder. Additionally, Institutional Class Units will be subject to minimum initial investment requirements of $1,000,000, and minimum subsequent investment requirements of $100,000, in each case, subject to certain exceptions. Institutional Class Units are currently only being sold to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Transactional Class Units would be offered at net asset value and may be subject to a front-end sales load and an annual asset-based distribution and/or service fee. The Early Withdrawal Fee will equally apply to Transactional Class Units. Additionally, Transactional Class Units will be subject to minimum initial investment requirements of $50,000, and minimum subsequent investment requirements of $10,000, in each case, subject to certain exceptions. Transactional Class Units are currently only being sold to persons who are “accredited investors,” as defined in Regulation D under the Securities Act.

Actual fees approved and adopted may vary, but a class of Units could not have annual asset-based distribution and/or service fees in excess of the limits established by NASD Conduct Rule 2830.

The Feeder Fund has adopted a distribution and service plan in voluntary compliance with Rules 12b-1 and 17d-3 under the 1940 Act, as if those rules applied to closed-end management investment companies (a “Distribution and Service Plan”). The Feeder Fund’s Board has adopted the Feeder Fund’s existing Distribution and Service Plan for Advisory Class Units in a manner consistent with Rule 12b-1. The Distribution and Service Plan was approved by a majority of the Directors, including a majority of the Directors who are not “interested persons” of the Feeder Fund (within the meaning of Section 2(a)(19) of the 1940 Act), and who have no direct or indirect financial interest in the operation of the Distribution and Service Plan or in any agreements related to the Distribution and Service Plan, as provided for in Rule 12b-1. Pursuant to its Distribution and Service Plan, the Feeder Fund will pay the Placement Agent an ongoing distribution and/or service fee (the “Distribution and Service Fee”) at an annualized rate of 0.25% of the average net assets attributable to Advisory Class Units. This Distribution and Service Fee consists of compensation for the distribution and investor services provided to unitholders (such as responding to unitholder inquiries and providing information regarding investments in the Feeder Fund; processing purchase, exchange (if any), and redemption requests by beneficial owners; providing sub-accounting with respect to Units beneficially owned by unitholders; and processing dividend payments for the Feeder Fund on behalf of unitholders). Applicants represent that these asset-based Distribution and Service fees comply with the provisions of NASD Conduct Rule 2830. Applicants represent that the Feeder Fund will comply with Rule 12b-1 under the 1940 Act as if it were an open-end management investment company.

All Distribution and Service Fees with respect to any Units of a newly created class, including Transactional Class Units, would be paid pursuant to a Distribution and Service Plan adopted by the Feeder Fund with respect to the applicable class. Under the existing and any future Distribution and Service Plan, the Feeder Fund, either directly or indirectly, would compensate brokers, dealers, or other financial intermediaries for activities primarily intended to result in the sale of Units and for personal services provided to unitholders and/or the maintenance of unitholder accounts. Applicants represent that these asset-based distribution and service fees will comply with the provisions of NASD Conduct Rule 2830. The Feeder Fund may offer an exchange privilege or conversion feature on certain of its future classes of Units, and any such privilege or feature introduced in the future will comply with Rule 11a-1, Rule 11a-3, and Rule 18f-3 as if the Feeder Fund were an open-end investment company.

The Feeder Fund may waive the Early Withdrawal Fee for certain unitholders or transactions as established from time to time, including in connection with exchanges and in circumstances where the Board determines that doing so is in the best interests of the Feeder Fund and in a manner as will not discriminate unfairly against any unitholder. With respect to any waiver of, scheduled variation in, or elimination of the Early Withdrawal Fee, the Feeder Fund will comply with Rule 22d-1 under the 1940 Act as if the Early Withdrawal Fee were a CDSC and as if the Feeder Fund were an open-end investment company and the Feeder Fund’s waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all unitholders of the Feeder Fund regardless of class.

All expenses incurred by the Feeder Fund will be allocated among its various classes of Units based on the respective net assets of the Feeder Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the Distribution and Service Plan of that class (if any), shareholder service fees attributable to a particular class (including transfer agency fees, if any), and any other incremental expenses of that class.

In addition to front-end sales charges and distribution and/or service fees, each class of Units of the Feeder Fund may, by action of the Feeder Fund’s Board or its delegate, also pay a different amount of the following expenses:

(1)	administrative and/or accounting or similar fees (each as described in the Confidential Memorandum or prospectus, as amended or supplemented from time to time);

(2)	legal, printing and postage expenses related to preparing and distributing to current unitholders of a specific class materials such as shareholder reports, private placement memoranda, prospectuses, and proxies;

(3)	Blue Sky fees incurred by a specific class;

(4)	Commission registration fees incurred by a specific class;

(5)	expenses of administrative personnel and services required to support the unitholders of a specific class;

(6)	Directors’ fees and expenses incurred as a result of issues relating to a specific class;

(7)	Auditors’ fees, litigation expenses, and other legal fees and expenses relating to a specific class;

(8)	incremental transfer agent fees and unitholder servicing expenses identified as being attributable to a specific class;

(9)	account expenses relating solely to a specific class;

(10)	expenses incurred in connection with any unitholder meetings as a result of issues relating to a specific class; and

(11)	any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Feeder Fund’s assets) actually incurred in a different amount by a class or related to a class’ receipt of services of a different kind or to a different degree than another class.

Any income, gain, loss and expenses of the Feeder Fund not allocated to specific classes as described above will be charged to the Feeder Fund and allocated to each class of the Feeder Fund in a manner consistent with Rule 18f-3(c)(1) under the 1940 Act.

From time to time, the Board of the Feeder Fund may create and offer additional classes of Units, or may vary the characteristics described above of Advisory Class Units, Institutional Class Units and Transactional Class Units, including without limitation, in the following respects: (1) the amount of fees permitted by a Distribution and Service Plan or shareholder servicing plan as to such class; (2) voting rights with respect to a Distribution and Service Plan as to such class; (3) different class designations; (4) the impact of any class expenses directly attributable to a particular class of Units allocated on a class basis as described in this Application; (5) differences in any dividends and net asset values per Unit resulting from differences in fees under a Distribution and Service Plan or shareholder service plan or in class expenses; (6) any sales load structure; (7) any conversion features; and (8) any exchange privileges, as permitted under the 1940 Act. The Feeder Fund will comply with the provisions of

Rule 18f-3 under the 1940 Act, as if it were an open-end management investment company. The Feeder Fund’s Repurchases will be made to all of its classes of Units at the same time, in the same proportional amounts and on the same terms, except for differences in net asset values per Unit resulting from differences in fees under a Distribution and Service Plan and/or shareholder service plan or in class expenses or in amounts required to be tendered (if tendered at all) due to minimum account size requirements or in required minimum withdrawal fees.

Because of the different distribution fees, shareholder service fees, and any other class expenses that may be attributable to the different classes, the net income attributable to, and any dividends payable on, each class of Units may differ from each other from time to time. As a result, the net asset value per Unit of the classes may differ over time. Expenses of the Feeder Fund, allocated to a particular class of the Feeder Fund’s Units, will be borne on a pro rata basis by each outstanding Unit of that class.

III.	EXEMPTIONS REQUESTED

A.	The Multiple Class System

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Feeder Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

B.	Asset-Based Distribution and/or Service Fees

Applicants request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder to the extent necessary for the Feeder Fund to pay asset-based distribution and/or service fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the 1940 Act, the Commission may, by order on application, conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of the 1940 Act or from any rule or regulation under the 1940 Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

Pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Commission may issue an order permitting an affiliated person of or a principal underwriter for a registered investment company, or any affiliated person of such a person or principal underwriter, acting as principal, to participate in or effect a transaction in connection with a joint enterprise or other joint arrangement or profit sharing plan in which the investment company, or company controlled by such investment company, participates. In reviewing applications submitted under Section 17(d) and Rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise, joint arrangement or profit sharing plan is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A.	Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management recognized that the 1940 Act imposes a rigid classification system that dictates many important regulatory consequences.8 For example, the characterization of a management company as “open-end” or “closed-end” has, historically, been crucial to the determination of the degree of liquidity the fund’s shareholders will have, and thus the liquidity required of the fund’s investments.

Historically, except as noted below, there has been no middle ground between the two extremes of the open-end and the closed-end forms. Open-end funds have offered complete liquidity to their shareholders and thus required a high degree of liquidity of the underlying investment portfolio, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this bipolar system of regulation, neither form has provided the best vehicle for offering portfolios that have significant, but not complete, liquidity. In Protecting Investors, the staff of the Commission determined that, given the changes in the securities market since 1940 – in particular the emergence of semi-liquid investment opportunities – it was appropriate to re-examine the classification system and its regulatory requirements and that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and the closed-end forms, consistent with investor protection.9

One exception to the open-end/closed-end dichotomy cited in Protecting Investors has been the so-called “prime rate fund.” Many of these funds, first introduced in 1988, invest in adjustable rate senior loans and provide shareholders liquidity through quarterly repurchases (“Closed-End Tender Offer Funds”).

Shortly after Protecting Investors was published, the Commission proposed Rule 23c-3 under the 1940 Act, which provided flexibility to increase shareholder liquidity through periodic

[8]	Securities and Exchange Commission Staff Report, Protecting Investors (May 1992), at 421.
[9]	Id. at 424.

tender offers under simplified procedures.10 Rule 23c-3 was adopted in April 1993.11 Prime rate funds were cited in both Protecting Investors and the Rule 23c-3 Proposing Release as the prototype for the closed-end interval fund concept.12

Developments since the initial closed-end interval funds make further innovation appropriate. Many funds either cannot or choose not to rely on Rule 23c-3. Therefore, there exist a large number of Closed-End Tender Offer Funds, which fall between open-end and closed-end designations in regard to their operations, but are not interval funds. Moreover, a number of precedents exist for the implementation of a multiple-class system and the imposition of asset-based distribution and/or service fees substantially similar to that for which Applicants seek relief. See, e.g., Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc. Inv. Co. Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Inv. Co. Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Inv. Co. Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act. Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (October 17, 2011) (Order); and Highland Capital Management, L.P., et al., Inv. Co. Act. Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order).

[10]	Inv. Co. Act Rel. No. 18869 (July 28, 1992) (the “Rule 23c-3 Proposing Release”).
[11]	Inv. Co. Act Rel. No. 19399 (April 7, 1993). The Commission also had proposed Rule 22e-3 under the 1940 Act, which began from the open-end, complete liquidity perspective under Section 22 and would permit periodic or delayed, rather than constant, liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3.
[12]	Protecting Investors, supra, at 439-40; 23c-3 Proposing Release at 27.

B.	Multiple Classes of Units – Exemptions from Sections 18(c) and 18(i) under the 1940 Act

Applicants request exemptive relief to the extent that the proposed issuance and sale of multiple classes of Units of the Feeder Fund may be deemed: (1) to result in the issuance of a “senior security” within the meaning of Section 18(g) of the 1940 Act and thus be prohibited by Section 18(c); and (2) to violate the equal voting provisions of Section 18(i) of the 1940 Act.

A registered closed-end investment company may have only one class of stock that is a senior security. In particular,
Section 18(c) of the 1940 Act provides in relevant part that:

[I]t shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock, except that (1) any such class of . .. . stock may be issued in one or more series: provided, that no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends….

Section 18(i) of the 1940 Act provides in relevant part that:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company…shall be a voting stock and have equal voting rights with every other outstanding voting stock; provided, that this subsection shall not apply…to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

The multiple class system proposed herein (the “Multiple Class System”) may result in Units of a class having “priority over [another] class as to…payment of…dividends” and having unequal voting rights, because under the Multiple Class System (1) unitholders of different classes may pay different distribution fees, different shareholder service fees, and any other expenses (as described above in Section II.C) that should be properly allocated to a particular class, and (2) each class would be entitled to exclusive voting rights with respect to matters solely related to that class. Applicants state that the creation of multiple classes of units of the Feeder Fund may thus be prohibited by Section 18(c) and may violate Section 18(i) of the 1940 Act.

Applicants believe that the implementation of the Multiple Class System will provide the Applicants with the flexibility to create new classes of Units without having to create new feeder funds. Applicants believe that current and future unitholders will benefit if new classes of Units with different pricing structures are created providing investors with enhanced investment options. Under the Multiple Class System, an investor will be able to choose the method of purchasing Units that the investor deems most beneficial, based on factors applicable to the investor, such as the amount of the purchase, the length of time the investor expects to hold the Units, the use of a financial intermediary through which the Units will be purchased, and other relevant factors. The proposed system would permit the Feeder Fund to facilitate the distribution of Units and provide investors with a broader choice of unitholder options.

By contrast, if the Applicants were required to create new, separate feeder funds rather than new classes of Units, the creation of the new, separate feeder funds would involve increased costs and administrative burdens borne by unitholders, as compared to the creation of additional classes of Units of the Feeder Fund.

Under the Multiple Class System, holders of each class of Units may be relieved of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of Units than they would be if the classes were separate funds or portfolios. As the Feeder Fund grows in volume of assets, it is expected that investors will derive benefits from economies of scale that might not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the 1940 Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end management investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio, in 1995, the Commission adopted Rule 18f-3 under the 1940 Act, which now permits open-end funds to maintain or create multiple classes without seeking individual multiple class exemptive orders, as long as certain conditions are met.13

Applicants believe that the proposed Multiple Class System does not raise the concerns underlying Section 18 of the 1940 Act to any greater degree than open-end investment companies’ multiple class structures. The Multiple Class System does not relate to borrowings and will not adversely affect the Feeder Fund’s assets. In addition, the proposed system will not increase the speculative character of the Feeder Fund’s Units. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of unitholders.

Applicants believe that the rationale for and the conditions contained in Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of shares with varying distribution and service arrangements in a single portfolio as they are to open-end

[13]

See Inv. Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 under the 1940 Act creates an exemption for open-end funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the 1940 Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., director or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains and losses, and expenses, and that clarify the shareholder voting provisions of the rule.

investment companies. The Feeder Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company including, among others, the rule’s provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversion features, exchange privileges and disclosure. In fact, the Feeder Fund will in many ways resemble an open-end investment company in its manner of operation and in the distribution of Units, except for differences related to Repurchases.

In particular, the Feeder Fund proposes to offer Units continuously at net asset value. It is anticipated that differences among classes will, as detailed above, relate largely to differences in placement/distribution and service arrangements and whether a front-end sales charge applies. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. While closed-end funds may not issue multiple classes of shares without exemptive relief, the Commission has granted specific exemptive relief to numerous similarly-situated closed-end funds.14 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of shares. Therefore, Applicants propose to base the conditions under which the Feeder Fund would issue multiple classes of Units on those contained in Rule 18f-3.

[14]	See, e.g., Partners Group Private Equity (Master Fund), LLC and Partners Group (USA) Inc., Inv. Co. Act Rel. Nos. 31046 (May 13, 2014) (Notice) and 31075 (June 10, 2014) (Order); CPG Carlyle Private Equity Fund, LLC, et al., Inv. Co. Act Rel. Nos. 30512 (May 9, 2013) (Notice) and 30547 (June 4, 2013) (Order); Blackstone Alternative Alpha Fund, et al., Inv. Co. Act Rel. Nos. 30280 (Nov. 26, 2012) (Notice) and 30317 (Dec. 26, 2012) (Order); Permal Hedge Strategies Fund, et al., Inv. Co. Act Rel. Nos. 30228 (Oct. 9, 2012) (Notice) and 30257 (Nov. 5, 2012) (Order); BlackRock Preferred Partners LLC, et al., Inv. Co. Act Rel. Nos. 30160 (Aug. 2, 2012) (Notice) and 30182 (Aug. 28, 2012) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Inv. Co. Act Rel. Nos. 30103 (Jun. 14, 2012) (Notice) and 30133 (Jul. 10, 2012) (Order); ASGI Agility Income Fund, et al., Inv. Co. Act Rel. Nos. 29793 (Sept. 19, 2011) (Notice) and 29837 (Oct. 17, 2011) (Order); Highland Capital Management, L.P., et al., Inv. Co. Act Rel. Nos. 28888 (Aug. 27, 2009) (Notice) and 28908 (Sept. 22, 2009) (Order).

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution and service fees applicable to classes of the Feeder Fund in the manner required by Rule 18f-3 is equitable and will not discriminate against any group of unitholders. The Feeder Fund is also aware of the need for full disclosure of the proposed Multiple Class System in its Confidential Memorandum or prospectus and of the differences among the various classes and the different expenses of each class of Units offered. Applicants represent that these distribution and/or service fees will comply with the provisions of NASD Conduct Rule 2830. Applicants also represent that the Feeder Fund will disclose in its Confidential Memorandum or prospectus the fees, expenses and other characteristics of each class of Units offered for sale by the Confidential Memorandum or prospectus, as is required for open-end, multiple class funds under Form N-1A. As if it were an open-end management investment company, the Feeder Fund will disclose fund expenses borne by unitholders during the reporting period in shareholder reports15 and describe in its Confidential Memorandum or prospectus any arrangements that result in breakpoints in or eliminations of sales loads.16 The Feeder Fund will include any such disclosures in its shareholder reports and Confidential Memorandum or prospectus to the extent required as if the Feeder Fund were an open-end fund. The Feeder Fund and the Placement Agent will also comply with any requirements that may be adopted by the Commission or FINRA regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements as if those requirements applied to the Feeder Fund and the Placement

[15]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release).
[16]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release).

Agent.17 The Feeder Fund and the Placement Agent will contractually require that any other distributor or placement agent of the Feeder Fund’s Units comply with such requirements in connection with the distribution or private placement of Units of the Feeder Fund.

Finally, in June 2006, the Commission adopted enhanced fee disclosure requirements for funds of funds.18 Applicants will comply with all such applicable disclosure requirements.

The requested relief is substantially similar to prior exemptions granted by the Commission to Partners Group Private Equity (Master Fund), LLC and Partners Group (USA), CPG Carlyle Private Equity Fund, LLC et al., Blackstone Alternative Alpha Fund et al., Permal Hedge Strategies Fund et al., BlackRock Preferred Partners LLC et al., Versus Capital Multi-Manager Real Estate Income Fund LLC et al., ASGI Agility Income Fund et al., and Highland Capital Management et al.19 In those cases, the Commission permitted closed-end funds that offered and sold their shares continuously and that conducted periodic repurchase offers or tender offers for a portion of their shares, to implement multiple-class structures. Accordingly, Applicants believe that there is ample precedent for the implementation of a multiple-class system by the Feeder Fund.

C.	Asset-Based Distribution and/or Service Fees

Applicants also request an order pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to the extent necessary to permit the Feeder Fund to impose asset-based distribution and/or service fees (in a manner similar to Rule 12b-1 fees for an open-end

[17]	Self-Regulatory Organizations; Financial Industry Regulatory Authority, Inc.; Notice of Filing of Proposed Rule Change and Amendment No. 1 to Adopt NASD Rule 2830 as FINRA Rule 2341 (Investment Company Securities) in Consolidated FINRA Rulebook, Securities Exchange Act Release No. 64386 (May 3, 2011); Confirmation Requirements and Point of Sale Disclosure Requirements for Transactions in Certain Mutual Funds and Other Securities and Other Confirmation Requirement Amendments, and Amendments to the Registration Form for Mutual Funds, Investment Company Act Release No. 26341 (Jan. 29, 2004) (proposing release).
[18]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.
[19]	See supra n.14.

investment company).20 Section 12(b) of the 1940 Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the 1940 Act or the rules thereunder explicitly limit the ability of a closed-end fund to impose an asset-based distribution and/or service fee.21

Section 17(d) of the 1940 Act prohibits an affiliated person of or a principal underwriter for a registered investment company or an affiliated person of such a person or principal underwriter, acting as principal, from effecting any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application permitting the transaction.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies, and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the 1940 Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person of or a principal

[20]	For the avoidance of doubt, a shareholder service fee that is not used to pay distribution expenses and that may be applicable to a class or classes of the Feeder Fund in the future is not a “distribution and/or service fee,” as such term is used in this Application, and, similarly, a shareholder service plan pursuant to which a class or classes of the Feeder Fund may pay a shareholder service fee is not a Distribution and Service Plan for purposes of this Application.
[21]

Applicants do not concede that Section 17(d) applies to the Multiple Class System or to the asset-based distribution and/or service fees discussed herein, but request this order to eliminate any uncertainty.

underwriter for a registered investment company, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or overreaching by the affiliate to the detriment of the investment company.

The Feeder Fund will comply with the protections for open-end investment companies developed and approved by the Commission in Rule 12b-1 in connection with its Distribution and Service Plan(s), if any, with respect to each class as if the Feeder Fund were an open-end investment company. Therefore, the Feeder Fund will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing asset-based distribution and/or service fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,22 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-1 to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-1. In its adopting release, the Commission stated:

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the 1940 Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.23

[22]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).
[23]	Id. at 42.

Applicants believe that any Section 17(d) concerns the Commission might have in connection with the Feeder Fund’s financing the distribution of its Units should be resolved by the Feeder Fund’s undertakings to comply with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies. Accordingly, Applicants undertake to comply, and undertake that the Feeder Fund’s distribution fee (if any) will comply, with the provisions of Rule 12b-1 and Rule 17d-3 as if those rules applied to closed-end investment companies.

Applicants believe that the requested relief meets the standards of Section 6(c) of the 1940 Act. Rule 6c-10 under the 1940 Act permits open-end investment companies to impose CDSCs, subject to certain conditions. Although the Feeder Fund does not anticipate imposing CDSCs, Applicants would only do so in compliance with Rule 6c-10 as if that rule applied to closed-end investment companies. The Feeder Fund also would make all required disclosures in accordance with the requirements of Form N-1A concerning CDSCs. Applicants further state that, in the event it imposes CDSCs, the Feeder Fund will apply the CDSCs (and any waivers or scheduled variations of the CDSCs) uniformly to all unitholders of a given class and consistently with the requirements of Rule 22d-1 under the 1940 Act. Finally, to the extent the Feeder Fund determines to waive, impose scheduled variations of, or eliminate the Early Withdrawal Fee, it will do so consistently with the requirements of Rule 22d-1 under the 1940 Act and the Feeder Fund’s waiver of, scheduled variation in, or elimination of, the Early Withdrawal Fee will apply uniformly to all unitholders of the Feeder Fund.

VI.	APPLICANTS’ CONDITION

The Applicants agree that any order granting the requested relief will be subject to the following condition:

Applicants will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time or replaced, as if those rules applied to closed-end management investment companies, and will comply with NASD Conduct Rule 2830, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CORPORATE ACTION

The Feeder Fund’s Limited Liability Company Agreement empowers the Board of the Feeder Fund to establish different classes of Units and to take such other action with respect to the Units as the Board may deem desirable. The Board has adopted resolutions, attached as Exhibit B, authorizing the Feeder Fund’s officers to file the Application with the Commission.

VIII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants also believe that the requested relief meets the standards for relief in Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Applicants desire that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

All of the requirements for execution and filing of this Application on behalf of the Applicants have been complied with in accordance with the organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application.

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Authorization and Signatures

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Keitha L. Kinne is authorized to sign and file this document on behalf of AMG Pantheon Private Equity Fund, LLC pursuant to the authority granted to her as the Chief Operating Officer under the Limited Liability Company Agreement.

AMG Pantheon Private Equity Fund, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	December 30, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

Keitha L. Kinne is authorized to sign and file this document on behalf of AMG Pantheon Private Equity Master Fund, LLC pursuant to the authority granted to her as the Chief Operating Officer under the Limited Liability Company Agreement.

AMG Pantheon Private Equity Master Fund, LLC

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	December 30, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Managing Director of Pantheon Ventures (US) LP, T. Sheldon Chang is authorized to sign and file this document on behalf of Pantheon Ventures (US) LP.

Pantheon Ventures (US) LP

By:	/s/ T. Sheldon Chang
Name:	T. Sheldon Chang
Title:	Managing Director
Date:	December 30, 2014

Pursuant to Rule 0-2(c) under the 1940 Act, Applicant states that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicant.

As Senior Vice President – Chief Compliance Officer of AMG Distributors, Inc., Patrick Spellman is authorized to sign and file this document on behalf of AMG Distributors, Inc.

AMG Distributors, Inc.

By:	/s/ Patrick Spellman
Name:	Patrick Spellman
Title:	Senior Vice President – Chief Compliance Officer
Date:	December 30, 2014

List of Attachments and Exhibits

Exhibit A

1.	Verification of AMG Pantheon Private Equity Fund, LLC

2.	Verification of AMG Pantheon Private Equity Master Fund, LLC

3.	Verification of Pantheon Ventures (US) LP

4.	Verification of AMG Distributors, Inc.

Exhibit B – Resolutions

EXHIBIT A-1

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG Pantheon Private Equity Fund, LLC

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AMG Pantheon Private Equity Fund, LLC (the “Fund”); that she is the Chief Operating Officer of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	December 30, 2014

EXHIBIT A-2

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG Pantheon Private Equity Master Fund, LLC

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that she has duly executed the attached Application for an order for and on behalf of AMG Pantheon Private Equity Master Fund, LLC (the “Fund”); that she is the Chief Operating Officer of the Fund; and that all actions taken by her and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Keitha L. Kinne
Name:	Keitha L. Kinne
Title:	Chief Operating Officer
Date:	December 30, 2014

EXHIBIT A-3

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

Pantheon Ventures (US) LP

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order for and on behalf of Pantheon Ventures (US) LP (the “Adviser”); that he is the Managing Director of the Adviser; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ T. Sheldon Chang
Name:	T. Sheldon Chang
Title:	Managing Director
Date:	December 30, 2014

EXHIBIT A-4

VERIFICATION OF APPLICATION AND STATEMENT OF FACT

AMG Distributors, Inc.

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, as amended, the undersigned states that he has duly executed the attached Application for an order for and on behalf of AMG Distributors, Inc. (the “Distributor”); that he is Senior Vice President – Chief Compliance Officer of the Distributor; and that all actions taken by him and other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Patrick Spellman
Name:	Patrick Spellman
Title:	Senior Vice President – Chief Compliance Officer
Date:	December 30, 2014

Exhibit B – Resolutions

Authorization to File Exemptive Application for Multi-Class Relief

RESOLVED:	That AMG Pantheon Private Equity Fund, LLC and AMG Pantheon Private Equity Master Fund, LLC are hereby authorized to file with the U.S. Securities and Exchange Commission an application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an order granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, to permit AMG Pantheon Private Equity Fund, LLC to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges.

Authorization to File an Amendment to the Exemptive Application for Multi-Class Relief

RESOLVED:	That the Feeder Fund is hereby authorized to file with the U.S. Securities and Exchange Commission an amendment to its application pursuant to Section 6(c) of the 1940 Act, for an order granting exemptions from Sections 18(c) and 18(i) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, and any further amendments thereto, to permit AMG Pantheon Private Equity Fund, LLC to offer investors multiple classes of shares with varying sales loads, asset-based service and/or distribution fees, and/or early withdrawal charges.